FORM U-3A-2

                               File No. 69-35

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                        Statement by Holding Company
                    Claiming Exemption Under Rule U-3A-2
                   from Provisions of the Public Utility
                        Holding Company Act of 1935.

                   To be filed annually prior to March 1.



WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

 1.  Name, state of organization, location and nature of business of claimant
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     and every subsidiary thereof, other than any exempt wholesale generator
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     (EWG) or foreign utility company in which claimant directly or
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     indirectly holds an interest.
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     Wisconsin Public Service Corporation (herein sometimes referred to as
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     "WPSC") is incorporated under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street,
     P. O. Box 19001, Green Bay, Wisconsin 54307-9001. It is an operating public utility company engaged chiefly in the production, transmission, distribution, and sale of electricity and in the purchase, distribution, and sale of gas. WPSC serves approximately 381,000 electric customers and 224,000 gas customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. The largest cities served are Green Bay, Sheboygan, Oshkosh, and Wausau, with populations ranging from 153,642 to 60,854, including contiguous urban areas (1990 Federal census). WPSC furnishes retail electric service in all these cities except Sheboygan, and gas in all except Wausau. Additionally, WPSC provides wholesale electric service to 15 communities. About 97% of operating revenues in the year 1998 were derived from Wisconsin customers, and 3% from Michigan customers.

     WPS Leasing, Inc. was incorporated on September 22, 1994 under the laws
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     of the state of Wisconsin and has its principal office at the principal executive offices of WPSC. The directors and officers of WPS Leasing, Inc. are in each case also officers of WPSC. WPSC owns 100% of WPS Leasing's capital stock, consisting of 1,000 shares of common stock, with a $1 per share par value, at the stated capital amount of $1 per share. The total assets of WPS Leasing at December 31, 1998 were $13,641,986, or 1.1% of WPSC's assets. WPSC's equity in net income for the year 1998 was $(132,780). The intended principal business of WPS Leasing, Inc. is to participate in the financing of specific utility projects. WPS Leasing is not and never has been a public utility.

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     Wisconsin Valley Improvement Company ("Improvement Company"), of which
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     WPSC owns 26.9% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wausau, Wisconsin. It operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges water tolls to benefited power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of
     1939). It generates no electric energy and renders no public utility services. Total assets of Wisconsin Valley Improvement Company at December 31, 1998 were $751,000, or .06% of WPSC's assets. WPSC's equity in net income for the year 1998 was $21,000, or .04% of WPSC's total net income. It is believed that Improvement Company is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Improvement Company not to be a subsidiary of WPSC.

     Wisconsin River Power Company ("River Company"), of which WPSC owns
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     33.1% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wisconsin Rapids, Wisconsin. Its business consists of the operation of two hydroelectric plants on the Wisconsin River, the output of which is sold in equal parts to three companies, including WPSC, which three companies own all outstanding stock of River Company in substantially equal parts. Total assets of Wisconsin River Power Company at December 31, 1998 were $5,807,000, or .46% of WPSC's assets. WPSC's equity in net income for the year 1998 was $542,000, or 1.0% of WPSC's total net income. Further information concerning the nature of the business of River Company is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to River Company on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions,
     P. 539) and its orders in Docket No. EL79-10.

 2.  A brief description of the properties of claimant and each of its
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     subsidiary public utility companies used for the generation,
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     transmission, and distribution of electric energy for sale, or for the
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     production, transmission, and distribution of natural or manufactured
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     gas, indicating the location of principal generating plants,
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     transmission lines, producing fields, gas manufacturing plants, and
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     electric and gas distribution facilities, including all such properties
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     which are outside the state in which claimant and its subsidiaries are
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     organized and all transmission or pipelines which deliver or receive
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     electric energy or gas at the borders of such state.
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     Statistics set forth in the answer to this item are as of December 31,
     1998.

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     Wisconsin Public Service Corporation owns and operates electric
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     properties comprising an integrated system of production, transmission, and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and south of Wausau, Wisconsin) with total rated capacity of 875,200 kilowatts ("kw"); a 41.2% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which WPSC operates, with a rated capacity of 494,000 kw (WPSC's share is 203,500 kw); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,052,000 kw (WPSC's share is 334,400 kw); a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 348,000 kw (WPSC's share is 110,700 kw); combustion turbines of 49,000 kw and 19,300 kw, respectively, south of Wausau, Wisconsin; two combustion turbines of 40,700 kw and 40,200 kw and a 68% share in a combustion turbine of 80,200 kw (WPSC's share is 54,536 kw) owned jointly with Marshfield Electric and Water Department and operated by WPSC, all located near Marinette, Wisconsin; 15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 53,400 kw; a 4,000 kw diesel plant at Eagle River, Wisconsin; and a 3,600 kw diesel plant at Ashwaubenon, Wisconsin. Its transmission and distribution facilities include 56 transmission substations, 111 distribution substations, and approximately 21,105 route miles of transmission and distribution lines. WPSC is interconnected with Wisconsin River Power Company, has
     15 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 25 interconnections (23 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies. WPSC also has 14 interconnections to serve 4 neighboring municipal utilities. Gas facilities include approximately 4,774 miles of main, 69 gate and city regulator stations, and 207,598 services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from WPSC's gas lines in the adjacent city of Marinette, Wisconsin. All of WPSC's electric and gas facilities are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

 3.  The following information for the last calendar year with respect to
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     claimant and each of its subsidiary public utility companies:  (The
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     information required by Item 3 of this Form U-3A-2 is shown in Exhibit D hereto.)

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 4.  The following information for the reporting period with respect to
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     claimant and each interest it holds directly or indirectly in an EWG or
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     a foreign utility company, stating monetary amounts in United States
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     dollars.
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     Not Applicable.

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                             LIST OF EXHIBITS

Exhibit A-1   Balance Sheet at December 31, 1998, of Wisconsin Public Service
              Corporation.

Exhibit A-2   Income Statement and Statement of Retained Earnings of
              Wisconsin Public Service Corporation for the year ending
              December 31, 1998.

Exhibit A-3   Balance Sheet at December 31, 1998, and Statements of Income
              and Surplus Accounts of Wisconsin River Power Company for the year ended December 31, 1998, filed by reference to Exhibit A, of Form U-3A-2 being filed by Consolidated Papers, Inc. in File
              No. 69-53.  (The financial statements of Wisconsin River Power
              Company are not customarily consolidated with those of any other company.)

Exhibit B     Financial Data Schedule

Exhibit D     Statement showing sales for the calendar year 1998 of electric energy and gas by Wisconsin Public Service Corporation and Wisconsin River Power Company.

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The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 26th day of February, 1999.





                              WISCONSIN PUBLIC SERVICE CORPORATION





                               /s/ D. P. Bittner
                               -----------------------------------------
                                   D. P. Bittner
                                   Senior Vice President-Finance







(CORPORATE SEAL)






Attest:  /s/ F. J. Kicsar
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             F. J. Kicsar
             Secretary

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Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             F. J. Kicsar, Secretary
                       Wisconsin Public Service Corporation
                     700 North Adams Street, P. O. Box 19001
                             Green Bay, WI  54307-9001

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